Filed by DevvStream Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: DevvStream Corp.
Commission File No. 001-40977
Date: December 16, 2025

On December 3, 2025, DevvStream Corp., an Alberta corporation (the “Company” or “DevvStream”) entered into an Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement” and the transactions contemplated thereby including the Merger, PIPE Investment and Domestication, collectively, the “Transactions”), by and among the Company, Southern Energy Renewables Inc., a Louisiana corporation (“Southern”), and Sierra Merger Sub, Inc., a Delaware corporation and a newly-formed wholly-owned subsidiary of the Company (“Merger SubCo”).

On December 16, 2025, in connection with the entry into the Merger Agreement, the Company released a press release announcing a plan to pursue a strategic collaboration with Southern and XCF Global, Inc., a Delaware corporation, to build an integrated low-carbon fuels platform and to advance a multi-pathway SAF strategy. A copy of this press release is below.

DevvStream, Southern Energy, and XCF Global Announce Plan to Pursue Strategic Collaboration to
Build Integrated Low-Carbon Fuels Platform and Advance Multi-Pathway SAF Strategy

MOU outlines plans for the development of a unified commercial platform combining fuel supply, logistics, and environmental-attribute value for aviation and industrial customers

SACRAMENTO, California, December 16, 2025 — DevvStream Corp. (Nasdaq: DEVS) (“DevvStream”), Southern Energy Renewables Inc. (“Southern”), and XCF Global, Inc. (“XCF”) (Nasdaq: SAFX) today announced a non-binding tripartite memorandum of understanding (“MOU”) to jointly explore the potential development of a next-generation low-carbon fuels platform designed to accelerate sustainable aviation fuel (“SAF”) adoption, expand domestic capacity, and integrate environmental-attribute monetization into a unified customer offering.

By 2030, the U.S. SAF market is projected to reach nearly $7 billion, while global demand is expected to exceed 5.5 billion gallons, with ~4 billion people living in countries that utilize SAF for air transportation, driving the global market past ~$25 billion. Looking ahead to 2050, the global SAF market could exceed ~$250 billion. This collaboration is intended to position the parties with a unified platform that directly supports this long-term growth.

The goal of the collaboration is to increase long-term SAF supply across multiple production pathways, and to advance the transparency and commercialization of environmental attributes. As part of the negotiation of a binding agreement, the parties expect to evaluate the commercial viability of developing a HEFA-based “Gen 1” SAF facility in Louisiana alongside Southern’s previously announced biomass-based “Gen 2” SAF gasification facility.

Potential Unified Commercial Platform & Strategic Integration

The parties intend to negotiate a definitive collaboration agreement which, if executed, would create a collaborative venture that intends to develop a unified commercial platform that enables customers to procure fuel, logistics services, and environmental-attribute value through a single integrated offering. If developed, this structure would be expected to simplify procurement, improve pricing efficiency, and enhance long-term customer retention across the aviation and industrial markets.

Potential Environmental-Attribute Monetization and Digital Infrastructure

A core component of the potential collaboration is expected to be the integration of environmental-attribute capabilities, including voluntary and compliance carbon credits, CORSIA units, renewable energy certificates, digital MRV solutions, and tokenized environmental-attribute tracking systems. Under the MOU, DevvStream is expected to lead the generation, verification, and monetization of environmental assets associated with the potential platform’s low-carbon fuels.

The parties plan to work towards jointly evaluating solutions to help customers capture, verify, and monetize environmental attributes, including LCFS credits, RINs, and benefits under 45Z/45Q. The parties also plan to evaluate lifecycle analysis (“LCA”) methodologies and carbon-intensity optimization systems which may strengthen project economics and support high-integrity SAF development.

“This collaboration has the potential to create the foundation for a first-of-its-kind, fully integrated low-carbon fuels platform, linking production, logistics, and environmental-attribute systems into a seamless value chain,” said Chris Cooper, CEO of XCF. “If we succeed in combining Southern’s developmental stage biomass-to-methanol-to-jet technology, DevvStream’s environmental-attribute and digital MRV capabilities, and XCF’s HEFA production and commercial infrastructure, we see the potential to build a revolutionary end-to-end system that unlocks new value for customers and potentially accelerate the scaling of SAF in a disciplined, capital-efficient way.”

“Integrating environmental assets directly into the fuel value chain is essential to accelerating SAF deployment,” said Carl Stanton, Chairman of DevvStream. “This collaboration has the potential to bring together three distinct strengths—XCF’s production expertise, Southern’s developing advanced biomass platform, and DevvStream’s environmental-asset monetization capabilities—to help improve project economics while giving airlines confidence in the integrity of their SAF purchases.”

“We believe partnering with XCF and DevvStream would strengthen our ability to scale a multi-pathway SAF strategy grounded in real production capacity and real climate benefit,” said Jay Patel, CEO of Southern. “We are eager to work together to further develop our experimental $SAF token on Solana with DevvStream. Further, we believe Louisiana has the workforce, infrastructure, and feedstock resources to become a national leader in low-carbon fuels, and we see this potential collaboration as a major step toward that future.”

The MOU reflects a shared intent to collaborate on SAF and other low-carbon fuel opportunities. Any specific offtake arrangements, investments, or project development activities described in this release remain subject to confirmatory due diligence, negotiation and execution of definitive agreements, internal corporate approvals, and any required regulatory or permitting approvals. Accordingly, the MOU does not commit any party to proceed with any particular transaction or project.

About DevvStream
DevvStream (Nasdaq: DEVS) is a carbon management company focused on the development, investment, and sale of environmental assets worldwide, including carbon credits and renewable energy certificates. Visit devvstream.com for more information.

About Southern Energy Renewables
Southern Energy Renewables Inc. is a U.S.-based clean fuels, chemicals and products developer focused on advancing large-scale biomass-to-fuels projects. These projects are designed to produce carbon-negative SAF and green methanol, supported by integrated carbon capture and sequestration.

Visit southernenergyrenew.com for more information.

About XCF Global, Inc.

XCF Global, Inc. (“XCF”) is a pioneering sustainable aviation fuel company dedicated to accelerating the aviation industry’s transition to net-zero emissions. Our flagship facility, New Rise Reno, has a nameplate production capacity of 38 million gallons per year, positioning XCF as an early mover among large-scale SAF producers in North America. XCF is advancing a pipeline of three additional sites in Nevada, North Carolina, and Florida, and is building partnerships across the energy and transportation sectors to scale SAF globally. XCF is listed on the Nasdaq Capital Market and trades under the ticker, SAFX.

Contact
DEVS@alpha-ir.com
408.365.4348

Additional Information and Where to Find It

In connection with the proposed business combination transaction among DevvStream, Southern, and Sierra Merger Sub, Inc., DevvStream will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of DevvStream that also constitutes a prospectus (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of DevvStream. DevvStream and Southern may also file other documents with the SEC and Canadian securities regulatory authorities regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that DevvStream and Southern (as applicable) may file with the SEC or Canadian securities regulatory authorities in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF DEVVSTREAM ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY DEVVSTREAM OR SOUTHERN WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. DevvStream’s investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about DevvStream, Southern, and other parties to the proposed transaction, without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DevvStream will be available free of charge under the tab “Financials” on the “Investor Relations” page of DevvStream’s website at www.devvstream.com/investors/ or by contacting DevvStream’s Investor Relations Department at ir@devvstream.com

Participants in the Solicitation

DevvStream, Southern and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from DevvStream’s stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of DevvStream is contained in DevvStream’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on November 18, 2025, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern DevvStream’s or Southern’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.

We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: anticipated benefits of the transaction creating stockholder value or access to capital markets; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the occurrence of any event that could give rise to termination of any of the documents related to the proposed transaction; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the uncertainty of obtaining shareholder and regulatory approvals, including shareholder approval from both parties and listing of the combined company’s common stock on Nasdaq; the uncertainty of DevvStream’s capital requirements and cash runway, including receipt by DevvStream of any necessary financing; market acceptance of the combined company; risks associated with the business of the combined company, the risk related to Southern’s ability to obtain a private activity volume cap allocation from the State of Louisiana in support of its flagship biomass-to-fuel facility and secure offtake agreements; general economic, financial, legal, political, and business conditions and other risks and uncertainties including those set forth in DevvStream’s Form 10-K for the fiscal year ended July 31, 2025, filed with the SEC on November 6, 2025, and subsequent reports filed with SEC and Canadian securities regulatory authorities available on DevvStream’s profile at www.sedarplus.ca.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. Neither DevvStream or Southern undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on DevvStream’s website at www.devvstream.com/investors/ should be deemed to constitute an update or re-affirmation of these statements as of any future date.